[LETTERHEAD OF WILMER CUTLER PICKERING HALE AND DORR LLP]


July 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Owen Pinkerton, Senior Counsel

Re:   FSP Galleria North Corp.
      Amendment No. 1 to Form 10
      Filed on June 15, 2006
      File No. 000-51940

Dear Mr. Pinkerton:

On behalf of our client, FSP Galleria North Corp. (the "Company"), we have set forth below responses to the comments to the Company's first amendment to the Registration Statement on Form 10 (the "Registration Statement") provided by you to Mr. George J. Carter in a letter dated June 27, 2006 (the "Letter"). Such responses are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

In some instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement. Such changes are reflected in the second amendment to the Registration Statement being filed with the Commission by electronic submission concurrently with this letter (the "Revised Registration Statement"). Page numbers referred to in the responses in this letter reference the applicable pages of the Revised Registration Statement. Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the Revised Registration Statement. For your convenience, we are also providing you with a copy of the Revised Registration Statement marked to show the changes made to the Registration Statement.

Item 1A. Risk Factors, page 5

1. We reissue comment 20. Please include a risk factor that discusses the financial condition of your sole tenant. From Tenet's annual report on Form 10-K we note that it is heavily leveraged with $4.8 billion of long-term debt, has a history of net losses and is the subject of a number of class action lawsuits and government investigations.

Response

      Please see the revised disclosure on page 4 of the Revised Registration Statement.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
July 6, 2006
Page 2


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Financing Activities, page 16

2. We note your response to comment 30. Please revise this section to provide a more detailed description of the type of services performed by Franklin Street in connection with the syndication fees.

Response

      Please see the additional disclosure on page 15 of the Revised Registration Statement.

Material U.S. Federal Income Tax Consequences, page 17

3.    Please disclose the specific year that the company qualified as a REIT.

Response

      Please see the additional disclosure on page 17 of the Revised Registration Statement.

Item 7. Certain Relationships and Related Transactions, page 33

4. We reissue comment 37. We note your statement that, "Subsequent to the completion of the placement of the Preferred Stock in August 2005, Franklin Street was not and is not currently entitled to share in any earnings nor any related dividend of the company." We further note that on page 31 you disclose the distributions that were paid to Franklin Street, as the sole common shareholder, from December 31, 2004 through December 31, 2005. Please disclose how you determined the amounts that were paid to FSP prior to the completion of the private offering and revise to address why it appears that distributions were paid through December 31, 2005. Finally, in the table on page 31 please revise the header to make clear that the "common stockholders" refers only to FSP.

Response

      As we discussed in our telephone conversation on June 28, 2006, the Company believes that Item 9 in the Revised Registration Statement (page
      31) discloses how the Company determined the dividend amounts paid prior to the completion of the private offering and clarifies the timing of distributions to FSP during 2005. The Company has revised the table on page 31 of the Revised Registration Statement to clarify that there is only one Common Stockholder.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
July 6, 2006
Page 3


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 31

5. We reissue comment 39 in part. Please revise to disclose the portion of each distribution that represented a return of capital.

Response

      Please see the additional disclosure on page 31 of the Revised Registration Statement.

Description of Registrant's Securities to be Registered, page 22

6. We note your response to comment 41. Please revise to note if once the preferred stockholders remove a director whether they will be entitled to the same vote per share in electing your directors as the common stockholder.

Response

      Please see the additional disclosure on page 32 of the Revised Registration Statement.

Please telephone the undersigned at (617) 526-6062 with any questions or comments concerning this filing.


Very truly yours,


/s/  James R. Burke

James R. Burke